October 4, 2011	Leah C. Fleck Direct Phone: (612) 672-8317 Direct Fax: (612) 642-8317 Leah.Fleck@maslon.com

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed September 20, 2011
File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated September 30, 2011 (the “Comment Letter”) with respect to Amendment No. 3 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on September 20, 2011 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) that are marked to indicate changes from the Registration Statement filed on September 20, 2011.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

1.	Please revise the balance sheet and any related financial information throughout your filing to give retroactive effect to the stock split. Refer to Staff Accounting Bulletins Topic 4:C.

RESPONSE: In response to your comment, we have revised the balance sheet and all related financial information in Amendment No. 4 to give effect to the forward stock split.

Note 10. Noncontrolling interest, page F-19

2.

We note your response to prior comment four. Please revise your disclosure to clarify that the allocation of net income or loss and comprehensive income or loss attributable to the controlling and noncontrolling interests is based on the terms of the substantive profit and loss sharing agreement memorialized in the GWG Life Settlements LLC Amended and Restated Operating Agreement dated as of September 30, 2009.

October 4, 2011

RESPONSE: We have made the revision you requested in Amendment No. 4. Please see page F-20 of Amendment No. 4.

*   *   *   *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8317, by fax at (612) 642-8317, or by email at leah.fleck@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

Leah C. Fleck

LCF:ck

Enclosures